Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299


Inside Entergy (Nuclear News) Article dated August 1, 2000 -
Yelverton discusses merger impact on Nuclear operations

8/01/00 - Yelverton discusses merger impact on Nuclear operations

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Jerry Yelverton, President and CEO-Entergy Operations met with Nuclear employees to discuss how the proposed merger between Entergy and the FPL Group will affect Entergy's Nuclear operations.

While full details of Nuclear's place in the combined company won't be decided until after the merger, Yelverton told employees to expect bigger and better from the new company.

This new company will be strong and stable, and have a big impact on the nuclear industry, Yelverton said. The merger helps protect us from lots of negatives, including a buy-out, or breaking up and selling the company.

Yelverton also assured employees of their future in the combined company. "This merger will not negatively affect our nuclear plants or their employees, in fact, this merger will bring more growth opportunities for employees," he said.

So, what do we know about Nuclear's position?

 * The combined company has the opportunity to be the leader in the nuclear industry.
 * This move gives the new company a total of 48,000 megawatts, and 76 GE turbines.
 * It will be the largest and cleanest power company in the country.
 * Nuclear Committee of the merged board will be chaired by current Entergy Nuclear Committee chairman, George Davis.
 * Details of Nuclear issues, such as the location of the combined companies' Nuclear headquarters, will be decided after the merger is complete.
 * Entergy will continue acquisitions of nuclear plants in the northeast; however, until the merger is complete, FPL will not have "all access" to Entergy's acquisition details. The FPL board will be kept up-to-date on any possible deals, but details will not be shared until the companies are officially merged.
 * Resource sharing and Standardization are issues that will be worked out down the road. For now we'll keep pushing as we have been.
 * EOI sites will continue to report to Jerry Yelverton, who will be president of Nuclear - Northeast, Southwest and Midwest Regions and Acquisitions. Grand Gulf, ANO, Waterford 3 and River Bend are considered in the
   Southwest region. FPL's Tom Plunkett will be president of Nuclear - Southeast Region (Florida plants) and Best Practices.

 What the story on FPL's nukes?

         Turkey Point 3 & 4
      (TP 1&2 are fossil plants)                 St. Lucie 1&2

    * South of Miami                       * Hutchinson Island
    * Westinghouse PWRs                    * CE PWRs
    * 693 Mw each                          * 839 Mw each
    * TPN 3 licensed in July 1972          * SLN1 licensed in March 1976
    * TPN 4 licensed in April 1973         * SLN2 licensed in April 1983
    * Filing for license renewal in 2000   * Filing for license renewal in 2002



Historical Plant Performance

Capacity Factor and Production Cost Quartiles based on 1996-98
3-year average.
Capacity Factor and Production Cost $/Mwhr based on 1997-99 average.

    Plant       Capacity        CF          Production       Production
                 Factor      Quartile       Cost $/Mwhr     Cost Quartile

  Turkey          90.9      Top Decile         17.02             2nd
  Point

  St. Lucie       87.7          2nd            15.70             2nd

  FPL average     89.2          1st            16.31             2nd

  ANO             90.5          1st            16.26             2nd

  GGNS            90.0          1st            15.32             1st

  RB              82.8          3rd            20.31             3rd

  W3              80.8          3rd            19.37             3rd

  EOI average     86.9          2nd            17.39             2nd



Background

  * Turkey Point 3&4 and SLN 1 solely owned by FPL
  * SLN 2 - approximately 85 percent owned by FPL, 9 percent by Florida Municipal Power Agency and 6 percent by Orlando Utilities Commission.
  * Steam generators have been replaced at TPN 3&4, and at SLN 1.

Operational Performance

                                    Nuke fleet
                                  Capacity factor

                                  1998         94%

                                  1999         95%

 * Turkey Point and St. Lucie's PPRs indicate consistently high performance.

Outage Performance

                     FPL plant         Duration       Spending

                  St. Lucie 1          30 days       $19 million

                  St. Lucie 2         30.8 days      $21 million

                  Turkey Point 3      27.5 days      $16 million

                  Turkey Point 4       24 days       $20 million



Financial Performance

  * In 1999, actual spending was at or below EOI sites.
  * Cost escalations for future years appear comparable to EOI.
  * In the past four years, the Turkey Point units spent less than a million per year in their capital budget.
  * Both plants are in extremely good financial condition.



Want more Entergy-FPL merger facts?

Comparing Entergy and FPL

           Issue                   FPL                Entergy

  Market capitalization        $8.8 billion         $6.7 billion

  Revenues                     $6.4 billion         $8.8 billion

  Net income                   $681 million         $595 million

  Shares outstanding           $170 million         $223 million

  Operating cash flow          $1.6 billion         $1.3 billion

  Debt to total book capital       44%                  52%

  Retail customers             3.8 million          2.5 million

  Employees                       10,717               12,214

  Generation capacity

     * Utility operations      * 16,444 MW        * 21,961 MW
     * Wholesale operations    * 4,165 MW         * 5,633 MW


Why merge with FPL?

The FPL Group has the same business philosophy as Entergy. They are our equals in more ways than one, Yelverton said.

"This merger will take away a lot of risks for us," he said. "It provides security and makes us more stable. I'm excited for the company. This is good for the corporation and good for the employees."

Board of directors for both companies felt the same way -- they voted unanimously Friday in favor of the merger.

What will this merger create?

    * #1 in electric utility customers
    * #1 in U.S. for generation capacity
    * #2 in MW Nuclear generation capacity
    * #2 in market capital among U.S. electric utilities
    * #5 among independent power producers

For more information, go to http://www.prod.entergy.com/merger/.

Above tables contain 1999 data unless otherwise noted.

Safe Harbor Statement under the Private Securities Litigation Reform
Act of 1995

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach,
FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.


                 Inside Entergy is published for Entergy employees
                    by the Corporate Communications department.
               Jill Smith (jsmit43@entergy.com) 8+437-6393, G-ESC1-CC
                   Tricia Geno, manager, employee communications